Repros Therapeutics Inc.

2408 Timberloch Place, Suite B7

The Woodlands, TX 77380

July 22, 2014

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Repros Therapeutics Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-197253

Dear Mr. Riedler:

As per the conversation on July 22, 2014 between Christina de Rosa of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and our counsel, Justin W. Chairman of Morgan, Lewis & Bockius LLP, and in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Thursday, July 24, 2014, at 3:00 p.m. Eastern Time or as on thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Repros Therapeutics Inc.

By: /s/ Kathi Anderson

Kathi Anderson

Chief Financial Officer

cc:	Justin W. Chairman, Esquire